                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


  Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934



For the month of              SEPTEMBER 30, 1999
                 ---------------------------------------------------------------


                        STOCKSCAPE.COM TECHNOLOGIES INC.
                      (FORMERLY: CORNUCOPIA RESOURCES LTD.)
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              SUITE #410 - 325 HOWE STREET, VANCOUVER, B.C. V6C 1Z7
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


       Registrant's telephone number, including area code: (604) 687-0619.


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           FORM 20-F /X/ FORM 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES __ NO /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




ON JULY 9, 1999, THE NAME CHANGE FROM CORNUCOPIA RESOURCES LTD. TO STOCKSCAPE.COM TECHNOLOGIES INC. BECAME EFFECTIVE. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE "REGISTRANT" MEANS STOCKSCAPE.COM TECHNOLOGIES INC. AND THE COMPANY MEANS THE REGISTRANT AND ITS SUBSIDIARIES.

    UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "DOLLARS" AND "$" ARE
                         TO UNITED STATES DOLLARS.

--------------------------------------------------------------------------------

                                     FORM 61

                                QUARTERLY REPORT


INCORPORATED AS PART OF:          /X/       SCHEDULE A

                                  / /       SCHEDULE B & C

ISSUER DETAILS:

FOR QUARTER ENDED:                         SEPTEMBER 30, 1999
                                       -----------------------------------------
DATE OF REPORT:                            NOVEMBER 26, 1999
                                       -----------------------------------------
NAME OF ISSUER:                            STOCKSCAPE.COM TECHNOLOGIES INC.
                                           (FORMERLY CORNUCOPIA RESOURCES LTD.)
                                       -----------------------------------------
ISSUER'S ADDRESS:                          SUITE #410 - 325 HOWE STREET
                                       -----------------------------------------
                                           VANCOUVER, BC, V6C 1Z7
                                       -----------------------------------------
ISSUER'S FAX NUMBER:                       604-681-4170
                                       -----------------------------------------
ISSUER'S PHONE NUMBER:                     604-687-0619
                                       -----------------------------------------
CONTACT PERSON:                            MARK T. BROWN
                                       -----------------------------------------
CONTACT'S POSITION:                        TREASURER
                                       -----------------------------------------
CONTACT TELEPHONE NUMBER:                  604-687-0619
                                       -----------------------------------------


                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.


        John J. Brown               "JOHN BROWN"           November 26, 1999
--------------------------------------------------------------------------------
       Name of Director            Signed (TYPED)             Date Signed


       Andrew Milligan           "ANDREW MILLIGAN"         November 26, 1999
--------------------------------------------------------------------------------
       Name of Director            Signed (TYPED)             Date Signed

                        STOCKSCAPE.COM TECHNOLOGIES INC.
                     (FORMERLY "CORNUCOPIA RESOURCES LTD.")

                           CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)
                          (Stated in Canadian Dollars)

                                                                        SEPTEMBER 30            DECEMBER 31
                                                                            1999                   1998
                                                                         (UNAUDITED)             (AUDITED)
                                                                        ------------            -----------
                                     ASSETS

CURRENT ASSETS
     Cash and cash equivalents                                          $  2,267,911            $    58,732
     Marketable securities                                                   104,451                      -
     Accounts receivable                                                      91,661                 74,742
     Prepaid expenses and deposits                                            15,367                  8,920
                                                                        ------------            -----------
                                                                           2,479,390                142,394
                                                                        ------------            -----------
FIXED ASSETS                                                                 145,245                103,584
LONG TERM INVESTMENTS                                                      3,366,942                      -
                                                                        ------------            -----------
TOTAL ASSETS                                                            $  5,991,577            $   245,978
                                                                        ============            ===========

                                   LIABILITIES

CURRENT LIABILITIES
     Accounts Payable and Accrued Liabilities                           $    319,961               $155,730

     Long Term Liabilities                                                         -                672,988
                                                                        ------------            -----------
TOTAL LIABILITIES                                                            319,961                828,718
                                                                        ------------            -----------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL                                                              7,008,219                257,500
Deficit                                                                   (1,336,603)              (840,240)
                                                                        ------------            -----------
TOTAL SHAREHOLDERS' EQUITY                                                 5,671,616               (582,740)
                                                                        ------------            -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              $  5,991,577            $   245,978
                                                                        ============            ===========

                        STOCKSCAPE.COM TECHNOLOGIES INC.
                     (FORMERLY "CORNUCOPIA RESOURCES LTD.")

                   CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
                                   (Unaudited)
                          (Stated in Canadian Dollars)
                     For the Nine Months Ended September 30

                                                        1999                 1998
                                                     (UNAUDITED)           (AUDITED)
                                                    ------------          -----------
REVENUES
     Web-site sales                                 $    636,460          $   158,417

COST OF SALES                                            559,359              252,840
                                                    ------------          -----------

OPERATING MARGIN                                          77,101              (94,423)

EXPENSES
     General and administrative expenses                 366,606              156,426
     Marketing and sales                                 167,834               97,085
     Amortization                                         52,114                    -
     Other expenses (income)                             (13,090)                   -
                                                    ------------          -----------
                                                         573,464              253,511
                                                    ------------          -----------
 NET LOSS FOR THE PERIOD                                (496,363)            (347,934)
                                                    ------------          -----------
 DEFICIT, BEGINNING OF THE PERIOD                       (840,240)            (408,977)
                                                    ------------          -----------
 DEFICIT, END OF THE PERIOD                         $ (1,336,603)         $  (756,911)
                                                    ============          ===========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING             6,735,294            1,750,000

LOSS PER SHARE                                      $       0.07          $      0.20
                                                    ============          ===========

                        STOCKSCAPE.COM TECHNOLOGIES INC.
                     (FORMERLY "CORNUCOPIA RESOURCES LTD.")

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)
                          (Stated in Canadian Dollars)
                     For the Nine Months Ended September 30

                                                           1999                  1998
                                                       ------------          -----------
CASH PROVIDED BY (USED IN) OPERATIONS
Net loss for the period                                $   (496,363)         $  (347,934)
Items not involving cash:
     Accrued interest                                             -               45,311
     Amortization                                            52,114               28,364
     Foreign exchange                                       (56,809)                   -
     Loss on disposal of fixed assets                        16,043                    -
                                                       ------------          -----------
                                                           (485,015)            (274,259)
                                                       ------------          -----------
Net change in non-cash working capital items               (178,951)             110,158
                                                       ------------          -----------
                                                           (663,966)            (164,101)
                                                       ------------          -----------
INVESTMENT
Purchase of fixed assets, net                              (109,817)             (39,846)
Business acquisition                                     (3,151,577)                   -
                                                       ------------          -----------
                                                         (3,261,394)             (39,846)
                                                       ------------          -----------
FINANCING
Proceeds/(repayment) of long term debt                     (672,978)             269,000
Private placement proceeds                                2,000,000                    -
Conversion of long term loan to common shares               825,000                    -
Exercise of stock options                                   197,500                    -
Exercise of warrants                                        633,450                    -
Shares issued on acquisition                              3,151,577                    -
                                                       ------------          -----------
                                                          6,134,549              269,000
                                                       ------------          -----------

INCREASE (DECREASE) IN CASH                               2,209,179               65,053

Cash and Equivalents, beginning of the period                58,732               33,992
                                                       ------------          -----------
CASH AND EQUIVALENTS, END OF THE PERIOD                $  2,267,911          $    99,045
                                                       ============          ===========

                                     FORM 61

                                QUARTERLY REPORT


INCORPORATED AS PART OF:        / /   SCHEDULE A

                                /X/   SCHEDULE B & C

ISSUER DETAILS:

FOR QUARTER ENDED:                         SEPTEMBER 30, 1999
                                         ---------------------------------------
DATE OF REPORT:                            NOVEMBER 23, 1999
                                         ---------------------------------------
NAME OF ISSUER:                            STOCKSCAPE.COM TECHNOLOGIES INC.
                                           (FORMERLY CORNUCOPIA RESOURCES LTD.)
                                         ---------------------------------------
ISSUER'S ADDRESS:                          SUITE #410 - 325 HOWE STREET
                                         ---------------------------------------
                                           VANCOUVER, BC, V6C 1Z7
                                         ---------------------------------------
ISSUER'S FAX NUMBER:                       604-681-4170
                                         ---------------------------------------
ISSUER'S PHONE NUMBER:                     604-687-0619
                                         ---------------------------------------
CONTACT PERSON:                            MARK T. BROWN
                                         ---------------------------------------
CONTACT'S POSITION:                        TREASURER
                                         ---------------------------------------
CONTACT TELEPHONE NUMBER:                  604-687-3520
                                         ---------------------------------------


                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.


  John J. Brown                  "JOHN BROWN"             November 23, 1999
--------------------------------------------------------------------------------
Name of Director                Signed (TYPED)               Date Signed

 Andrew Milligan              "ANDREW MILLIGAN"           November 23, 1999
--------------------------------------------------------------------------------
Name of Director                Signed (TYPED)               Date Signed

STOCKSCAPE.COM TECHNOLOGIES INC.                                      Schedule B
(FORMERLY CORNUCOPIA RESOURCES LTD.)
Supplemental Information
For the Quarter Ended September 30, 1999
--------------------------------------------------------------------------------

1.       For the current fiscal year to date:

         General and Administrative Expense Breakdown:

                      Audit & legal fees                        $  48,467
                      Consulting & management fees                125,287
                      Foreign exchange                            (34,597)
                      Investor & shareholder relations            108,202
                      Listing & transfer fees                      17,342
                      Loss on disposal of fixed assets             16,042
                      Office, rent & miscellaneous                 49,269
                      Salaries, wages & benefits                   24,031
                      Travel                                       12,563
                                                                ---------
                                                                $ 366,606
                                                                =========
               Expenditures to non arms length parties          $ 144,854
                                                                =========

2.       For the quarter under review:

         (a)      The following securities were issued:

                             Number of
            Date           Common Shares           Type of Issue          Consideration           Issue price
         ------------      -------------        --------------------      ---------------        -------------
                                                                             Shares of
         July 9, 1999       10,000,000          Business Acquisition       Stockscape.com           $0.50
                                                 Exercise of stock
           Various             395,000              options                   Cash                  $0.50
                                                Exercise of Series A
           Various             672,000              Warrants                  Cash                  $0.65
                                                Exercise of Series B
           Various             207,000              Warrants                  Cash                  $0.95

         (b)      There following stock options were granted during the quarter:

                  Number of             Granted             Exercise         Expiry
                    Shares                To               Price CDN$         Date
                  ---------            ---------           ----------     -------------
                    700,000            Directors             $0.50        July 12, 2004
                     50,000            Directors             $0.50        June 30, 2004
                     25,000             Officer              $0.50        July 30, 2000
                     50,000             Officers             $0.50        July 12, 2004
                    465,000            Employees             $0.50        July 12, 2004
                  ---------
                  1,290,000
                  =========

STOCKSCAPE.COM TECHNOLOGIES INC.                                      Schedule B
(FORMERLY CORNUCOPIA RESOURCES LTD.)
Supplemental Information
For the Quarter Ended September 30, 1999
--------------------------------------------------------------------------------

3.       As at the end of the quarter:

         (a)      Authorized Share Capital:

         200,000,000 common shares without a par value of which 19,433,183 shares were issued and outstanding as at September 30th.

         100,000,000 preferred shares without par value of which none have been issued.

         (b)      Incentive Stock Options outstanding:

                  Number of            Granted        Exercise          Expiry
                    Shares                To         Price CDN$          Date
                  ---------            ---------     ----------      -------------
                    700,000            Directors        $0.50        July 12, 2004
                     50,000            Directors        $0.50        June 30, 2004
                     20,000             Officer         $0.50        July 30, 2000
                     50,000             Officers        $0.50        July 12, 2004
                     75,000            Employees        $0.50        July 12, 2004
                    -------
                    895,000
                    =======

                  Warrants outstanding:

                  Number of                           Exercise          Expiry
                    Shares                           Price CDN$          Date
                  ----------                         ----------    -----------------
                     175,000                            $2.00      December 31, 2001
                     400,000                            $0.50          June 30, 2002
                   3,328,000         Series A           $0.65       October 31, 1999
                   3,793,000         Series B           $0.95      November 30, 1999
                   ---------
                   7,696,000
                   =========

         (c) Total number of shares held in escrow: 10,000,000 common shares for a minimum of two years to July 9, 2001.

         (d)      Directors at September 30, 1999:   Andrew F. B. Milligan
                                                     Sargent H. Berner
                                                     David R. Williamson
                                                     A. Murray Sinclair
                                                     John J. Brown

REPORT TO THE SHAREHOLDERS

The nine month period ended September 30, 1999 includes both the operations of Stockscape.com and the operations of the former Cornucopia Resources Ltd. from July 13, 1999 when the corporate reorganization was completed. Since that date the consolidated financial statements relate to the operations of Stockscape.com and related corporate expenses.

Sales for the period of $636,460 compared favorably with sales of $158,417 for the corresponding nine months in 1998, representing an increase of 300%. Cost of sales increased by 120% to $559,359 resulting in an operating margin of $77,101. Expenses were inflated by the inclusion of the former Cornucopia Resource Ltd. expenses referred to above. The resultant loss for the nine months of $496,373 compares to $347,934 in the previous year. Overall, this trend in which sales are growing at a substantially faster rate than costs, can be considered satisfactory, particularly since many of these costs are attributable to the development and growth of our young Company.

The Consolidated Balance Sheet has been strengthened substantially through the proceeds of the private placement of 4 million units in July, 1999. Subsequent to the end of the period, all of the 4 million Series A warrants have been exercised, and at the date of writing 1.8 million Series B warrants have also been exercised, generating a cash position of approximately $4.5 million at November 22, 1999.

The operating subsidiary continues to perform well. The website has been maintaining the level of 1.2 - 1.4 million hits per month with a dedicated user base of some 70,000. Steps are being taken to improve the content and quality of the website and many innovative features are being added, both to attract additional sponsors and to extend the user base. The new "Lead Machine" program has been well received by clients seeking to take advantage of the latest streaming video technology.

Progress is being made in seeking acquisitions in the database management and publishing industries. It is hoped that these potential transactions will be in place before the major investor awareness programs are inaugurated in the coming year.

Andrew F. B. Milligan
President & CEO
November 22, 1999


YEAR 2000 COMPUTER RISK

The Year 2000 issue has resulted from computer programs coded to accept two digits rather than four to define the applicable year. The effects of the problem, if any, would occur on or about January 1, 2000, and could result in internal system failure in, among other things, local area network, accounting and other administrative functions. Externally, the problem could result in system failure by third party providers or suppliers. It is not possible to be certain that all aspects of the Year 2000 issue which may arise from third party providers and suppliers will be resolved. In early 1998, the Company began assessment of the potential impact of the Year 2000 issue. Internally, the Company uses current or near current versions of software by major developers for office productivity, accounting, internet and database applications. To gain further certainty as to Year 2000 compliance, the Company has purchased upgrades which are currently available or obtained published statements by these software developers assuring that these programs are Year 2000 compliant. Of the software programs currently in use, all have been upgraded as at end of the second quarter of 1999. The cost of obtaining these upgrades was material. As the Company currently is not heavily reliant on software now in use, even a worst case scenario would not significantly impede the conduct of the business of the Company. In the event that the Company acquires other businesses, the software and hardware acquired in connection with those business combinations may be Year 2000 non-compliant.

INVESTORS RELATIONS

There are no current independent investor relations' agreements in place at this time.

                    STOCKSCAPE.COM TECHNOLOGIES INC.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            STOCKSCAPE.COM TECHNOLOGIES INC.


                                                           /s/ John J. Brown
Date: November 25, 1999                    ---------------------------------
                                                               John J. Brown
                                                     Chief Financial Officer

                                                   /s/ Andrew F. B. Milligan
Date: November 25, 1999                    ---------------------------------
                                                                   President